SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #5

                   Under the Securities Exchange Act of 1934




                             ONCOGENE SCIENCE, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  682305 10 7
                               -----------------
                                 (CUSIP Number)


                               Harry R. Benz
                             Hoechst Corporation
                                Route 202-206
                                P.O. Box 2500
                          Somerville, NJ 08876-1258
                               (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               December 31, 1996
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                  Page 1 of 4

                             There are no Exhibits

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[   ]
     a Member of a Group                                         (b)[   ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                                     0
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                                0
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                                  0
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                        0%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

This Amendment to the Statement on Schedule 13D (the "Schedule 13D") of Hoechst Corporation, a Delaware corporation ("Parent"), with respect to the Common Stock of Oncogene Science, Inc. (the "Issuer"), is filed solely to report the termination of Parent's obligation to report beneficial ownership of the Issuer's Common Stock on Schedule 13D.

     Item 5(e) of the Statement on Schedule 13D of Parent is hereby amended to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (e) Parent ceased to be the possible deemed beneficial owner of more than five percent of the Issuer's Common Stock on December 31, 1996.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  January 6, 1997                  By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice President, General
                                             Counsel and Secretary